FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2016

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Press Release dated August 5, 2016

Item 1

ICICI Bank Ltd. 'BBB-/A-3' Ratings Affirmed; Outlook Stable; SACP Lowered To 'bbb-' On Weakening Asset Quality

SINGAPORE (S&P Global Ratings) Aug. 5, 2016--S&P Global Ratings said today that it had affirmed its 'BBB-' long-term and 'A-3' short-term foreign currency issuer credit ratings on India-based ICICI Bank Ltd. The outlook on the long-term rating is stable. We also affirmed our issue ratings on the bank's outstanding senior unsecured notes and Basel II compliant tier 2 hybrid notes.

"We affirmed the ratings because we expect ICICI Bank to maintain its strong business position supported by its good business diversity, and its satisfactory capitalization and funding, despite weakening asset quality," said S&P Global Ratings credit analyst Amit Pandey.

We have lowered ICICI Bank's stand-alone credit profile (SACP) to 'bbb-' from 'bbb'. This reflects our view that the bank's asset quality will remain under pressure over the next 12 months. We have therefore revised our assessment of ICICI Bank's risk position to moderate from adequate.

We expect ICICI Bank's credit costs to remain high because of continued pressure on asset quality, given the tough operating conditions for capital intensive corporate sectors in India. About 53% of the bank's loans on a stand-alone basis are to the corporate and small and midsize enterprise segments. The rising stress in these exposures has led to an increase in the bank's consolidated gross nonperforming loan (NPL) ratio to 5.7% as of June 30, 2016, from 3.8% as of March 31, 2015. ICICI Bank's exposure to power, metal/mining, and rig companies is likely to continue to contribute to further slippages, in our view. These sectors have come under stress in the current business cycle. The bank's net standard restructured loans of Indian rupee (INR) 72 billion may also contribute to the rise in NPLs.

"We expect ICICI Bank's earnings to remain well above the industry average despite the elevated credit costs," said Mr. Pandey. "This is because of the bank's competitive net interest margins, sizable fee income, and low cost-to-income ratio."

We expect ICICI Bank's core earnings to average around 1.2% of adjusted assets as compared with the industry average of 0.4%. We expect the bank's 12%-14% loan growth--the bulk of which is likely to be contributed by the retail segment as part of its de-risking strategy given the stable asset quality of the portfolio--to keep its risk-adjusted capital (RAC) ratio (pre-diversification) under S&P Global Ratings' framework at 9.0%-9.5% over the next 12-18 months, commensurate with an adequate capital and earnings assessment. ICICI Bank's capitalization could also be supported by stake divestment in some of its subsidiaries, which we understand the bank is considering.

The stable outlook reflects our expectation that ICICI Bank will maintain its credit profile over the next 18 months.

We are unlikely to downgrade ICICI Bank over the next 18 months. Nevertheless, we expect to lower our rating on the bank in the unlikely scenario of a downgrade of the sovereign rating on India (BBB-/Stable/A-3), or if, in our opinion, there is a substantial rise in economic risks faced by the banks operating in India.

S&P Global Ratings does not rate Indian banks above the sovereign because of the direct and indirect influence the sovereign in distress would have on a bank's operations, including its ability to service foreign currency obligations.

We are unlikely to raise the rating on ICICI Bank over the next 18 months. We expect to raise the SACP if, in our opinion, the bank's capitalization improves such that our forecast pre-diversification RAC ratio for the bank increases and stays above 10% on a sustainable basis. This could happen if the bank sells large-scale stake in its subsidiaries and retains that capital.

RELATED CRITERIA AND RESEARCH Related Criteria

•	General Criteria: Ratings Above The Sovereign--Corporate And Government Ratings: Methodology And Assumptions - November 19, 2013

•	General Criteria: National And Regional Scale Credit Ratings - September 22, 2014

•	General Criteria: Group Rating Methodology - November 19, 2013

•	Criteria - Financial Institutions - Banks: Bank Hybrid Capital And Nondeferrable Subordinated Debt Methodology And Assumptions - January 29, 2015

•	Criteria - Financial Institutions - Banks: Assessing Bank Branch Creditworthiness - October 14, 2013

•	Criteria - Financial Institutions - Banks: Quantitative Metrics For Rating Banks Globally: Methodology And Assumptions - July 17, 2013

•	Criteria - Financial Institutions - Banks: Revised Market Risk Charges For Banks In Our Risk-Adjusted Capital Framework - June 22, 2012

•	Criteria - Financial Institutions - Banks: Banks: Rating Methodology And Assumptions - November 09, 2011

•	Criteria - Financial Institutions - Banks: Banking Industry Country Risk Assessment Methodology And Assumptions - November 09, 2011

•	Criteria - Financial Institutions - Banks: Bank Capital Methodology And Assumptions - December 06, 2010

•	Criteria - Financial Institutions - Banks: Commercial Paper I: Banks - March 23, 2004

•	General Criteria: S&P Global Ratings' National And Regional Scale Mapping Tables - June 01, 2016

•	General Criteria: Use Of CreditWatch And Outlooks - September 14, 2009

•	General Criteria: Methodology And Assumptions For Analyzing Letter Of

Credit-Supported Debt - February 20, 2015

Related Research

•	'BBB-' Rating On Senior Bonds By ICICI Bank's Bahrain Branch Affirmed; Off Watch Negative, 11-Jul-2016

•	Rating On Bonds By ICICI Bank's Bahrain Branch Remain On CreditWatch Negative, 20-May-2016

•	Indian Banks Face An Uphill Road This Year, 22-Mar-2016

Certain terms used in this report, particularly certain adjectives used to express our view on rating relevant factors, have specific meanings ascribed to them in our criteria, and should therefore be read in conjunction with such criteria. Please see Ratings Criteria at www.standardandpoors.com for further information. Complete ratings information is available to subscribers of RatingsDirect at www.globalcreditportal.com and at www.spcapitaliq.com. All ratings affected by this rating action can be found on the S&P Global Ratings' public website at www.standardandpoors.com. Use the Ratings search box located in the left column.

Media Contact:

Cecilia Ho, Hong Kong, 852 2532 8061; cecilia.ho@spglobal.com

Analyst Contacts:

Amit Pandey, Singapore; amit.pandey@spglobal.com

Deepali V Seth Chhabria, Mumbai; pali.seth@spglobal.com

S&P Global Ratings, a division of S&P Global Inc. (NYSE: SPGI), is the world's leading provider of independent credit risk research. We have more than 1 million credit ratings outstanding on government, corporate, financial sector and structured finance entities and securities. With approximately 1,400 credit analysts in 26 countries, and more than 150 years' experience of assessing credit risk, we offer a unique combination of global coverage and local insight. Our research and opinions about relative credit risk provide market participants with information that helps to support the growth of transparent, liquid debt markets worldwide.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited
Date:	August 5, 2016	By:	/s/ Ranganath Athreya
			Name :	Ranganath Athreya
			Title :	General Manager – Joint Company Secretary & Head – Compliance (Private Banking, Capital Markets & Non-Banking Subsidiaries